Filed by Microsemi Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: PMC-Sierra Inc.

Commission File No: 000-19084

MICROSEMI FINANCIAL CONTACT: John W. Hohener

Executive Vice President and CFO Phone: (949) 380-6100 MICROSEMI INVESTOR CONTACT: Robert C. Adams Vice President of Corporate Development Phone: (949) 380-6100

Microsemi Corporation Announces Revised Proposal to Acquire PMC-Sierra
for $12.05 per Share in Cash and Stock

•	Delivers better price, certainty and timing than alternative scenario
•	Creates significant shareholder value through powerful combination
•	Provides significant timing advantage with less regulatory risk
•	Microsemi sees clear path to $100 million in annual cost synergies, front-end loaded
•	Delivers immediate accretion with approximately $0.60 EPS accretion expected in first full year

ALISO VIEJO, Calif.―Nov. 18, 2015―Microsemi Corporation (Nasdaq: MSCC), a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, today announced that it has increased its proposal to acquire PMC-Sierra, Inc. (Nasdaq: PMCS) in a cash and stock transaction. Under the terms of Microsemi’s proposal, PMC shareholders would receive $9.22 in cash and 0.0771x of a share of Microsemi common stock for each share of PMC common stock. The implied enterprise value is $2.3 billion, net of PMC’s net cash balance as of Sept. 27, 2015. Based on the closing stock price of Microsemi on Nov. 17, 2015, the transaction is valued at $12.05 per PMC share.

“The board of PMC chose not to recommend to their shareholders our previous proposal, which was $0.17 per share higher than the existing offer from Skyworks,” said James J. Peterson, Microsemi’s chairman and CEO. “Our revised offer delivers even more value to shareholders and we have addressed PMC’s preference in increasing the cash component of our proposal. Because we are not subject to the same uncertainty regarding regulatory approvals, our unique ability to close this transaction represents the best approach to realizing the value of PMC in a timely manner, consistent with the board’s fiduciary responsibility to its shareholders.”

The revised proposal is expected to be immediately accretive to Microsemi’s non-GAAP EPS and free cash flow. Microsemi anticipates achieving more than $100 million in annual cost synergies with greater than $75 million of those to be realized in the first full quarter of combined operations. Microsemi estimates approximately $0.60 of non-GAAP EPS accretion in the first full year after closing the transaction.

About Microsemi

Microsemi Corporation (Nasdaq: MSCC) offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial markets. Products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs and ASICs; power management products; timing and synchronization devices and precise time solutions, setting the world's standard for time; voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Ethernet solutions; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services. Microsemi is headquartered in Aliso Viejo, Calif., and has approximately 3,600 employees globally. Learn more at www.microsemi.com.

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Microsemi and the Microsemi logo are registered trademarks or service marks of Microsemi Corporation and/or its affiliates. Third-party trademarks and service marks mentioned herein are the property of their respective owners.

Cautionary Note Concerning Forward-Looking Statements

This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Microsemi. The forward-looking statements in this release address a variety of subjects including, for example, statements regarding Microsemi’s offer to acquire PMC-Sierra Inc. (“PMC”), its financing and the expected timing of the proposed transaction, the potential benefits of the acquisition (including the potentially accretive and synergistic benefits), Microsemi’s expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the ultimate outcome of any possible transaction between Microsemi and PMC, including the possibilities that Microsemi will not pursue a transaction with PMC or that PMC will reject a transaction with Microsemi; if a transaction between Microsemi and PMC were to occur, the ultimate outcome and results of integrating the operations of Microsemi and PMC, the ultimate outcome of Microsemi’s operating strategy applied to PMC and the ultimate ability to realize synergies; the effects of the business combination of Microsemi and PMC, including the combined company’s future financial condition, operating results, strategy and plans; negative or worsening worldwide economic conditions or market instability; downturns in the highly cyclical semiconductor industry; our ability to successfully implement our acquisitions strategy or integrate other acquired companies; uncertainty as to the future profitability of acquired businesses, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions; acquiring, managing and integrating new operations, businesses or assets, and the associated diversion of management attention or other related costs or difficulties; Microsemi's reliance on government contracts for a significant portion of its sales, including impacts of any termination or renegotiation of such contracts, uncertainties of governmental appropriations and national defense policies and priorities and effects of any past or future government shutdowns; risks related to the company's international operations and sales, including political instability, trade restrictions and sanctions, restrictions in the transfer or repatriation of funds, currency fluctuations and availability of transportation services; potential non-realization of expected orders or non-realization of backlog; failure to make sales indicated by the company's book-to-bill ratio; intense competition in the semiconductor industry and resultant downward price pressure; the effect of events such as natural disasters and related disruptions on our operations; the concentration of the factories that service the semiconductor industry; delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities; our dependence on third parties for key functions; increases in the costs of credit and the availability of credit or additional capital only under more restrictive conditions or not at all; changes to laws or regulations; unanticipated changes in Microsemi's tax obligations, results of tax examinations or exposure to additional income tax liabilities; changes in generally accepted accounting principles; principal, liquidity and counterparty risks related to Microsemi's holdings in securities; inability to develop new technologies and products to satisfy changes in customer demand or the development by the company's competitors of products that decrease the demand for Microsemi's products; unfavorable or declining conditions in end markets; inability of Microsemi's compound semiconductor products to compete successfully with silicon-based products; production delays related to new compound semiconductors; variability of the company's manufacturing yields; potential effects of system outages; inability by Microsemi to fulfill customer demand and resulting loss of customers; variations in customer order preferences; difficulties foreseeing future demand; rises in inventory levels and inventory obsolescence; environmental or other regulatory matters or litigation, or any matters involving contingent liabilities or other claims; the uncertainty of litigation, the costs and expenses of litigation, the potential material adverse effect litigation could have on Microsemi's business and results of operations if an adverse determination in litigation is made, and the time and attention required of management to attend to litigation; difficulties in determining the scope of, and procuring and maintaining, adequate insurance coverage; difficulties and costs of protecting patents and other proprietary rights; the hiring and retention of qualified personnel in a competitive labor market; any circumstances that adversely impact the end markets of acquired businesses; and difficulties in closing or disposing of operations or assets or transferring work, assets or inventory from one plant to another. In addition to these factors and any other factors mentioned elsewhere in this news release, the reader should refer as well to the factors, uncertainties or risks identified in Microsemi's most recent Form 10-K and any subsequent Form 10-Q reports filed by Microsemi with the SEC. Additional risk factors may be identified from time to time in Microsemi's future filings. The forward-looking statements included in this release speak only as of the date hereof, and Microsemi does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances. Guidance is provided only on a non-GAAP basis due to the inherent difficulty of forecasting the timing or amount of certain items that have been excluded from the forward-looking non-GAAP measures, and a reconciliation to the comparable GAAP guidance has not been provided because certain factors that are materially significant to Microsemi's ability to estimate the excluded items are not accessible or estimable on a forward-looking basis.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Microsemi Corporation (“Microsemi”) has made for a business combination transaction with PMC-Sierra Inc. (“PMC”). In furtherance of this proposal and subject to future developments, Microsemi (and, if a negotiated transaction is agreed to, PMC) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Microsemi and/or PMC may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MICROSEMI AND PMC ARE URGED TO READ THE

REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of PMC. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Microsemi through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Microsemi and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Microsemi’s directors and executive officers from Microsemi’s Annual Report on Form 10-K for the year ended September 27, 2014, which was filed with the SEC on November 12, 2015, and Microsemi’s proxy statement for the 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Source: Microsemi Corporation